06009304

ES
GE COMMISSION
. 20549

AMENDMENT

AB 7/3

Rec'd 4/13/06

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ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 (A) ~~PART III~~

SEC FILE NUMBER
8-51512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fredericks Michael Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Ave. 8th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alberto Realvyo 212-732-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Eckhardt & Co. P.C.
(Name – *if individual, state last, first, middle name*)

One Huntington Quadrangle (Address) Melville (City) NY (State) 11747 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 13 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

B

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/14/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alberto Realoyo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fredericks Michael Securities, as of 31 December, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ATHENA HONDROS
Notary Public, State of New York
No. 01HO6130303
Qualified in Richmond County
Commission Expires July 18, 2009

Notary Public

Signature

Interim President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I

FREDERICKS MICHAEL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Stockholders' equity		$ 95,028
Deduct: stockholders' equity not allowable for net capital		0
Add: subordinated borrowings allowable in computation of net capital		0
Total capital and allowable subordinated borrowings		$ 95,028
Deductions and/or charges:		
Nonallowable assets:		
Miscellaneous receivables	$ 76,045	
Furniture and equipment, net	5,092	$ 81,137
Net Capital before haircuts on securities positions		$ 13,891
Haircuts on securities		0
Net capital		$ 13,891
Minimum net capital required		5,000
Excess capital		$ 8,891
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued liabilities, accrued expenses and other items included in statement of financial condition		15,909
Total aggregate indebtedness		$ 15,909
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 18,450
Excess net capital at 1,000 percent		$ 12,300
Ratio: Aggregate indebtedness to net capital		1.15 to 1
Reconciliation with Company's computation (included in Part II of Form Z-17 A-5 as of December 31, 2005):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 16,495
Audit adjustments to increase expenses		2,604
Net capital per above		$ 13,891